Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

December 11, 2020

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. David Manion

Re:	Variant Alternative Income Fund File No.: 811-23336

Dear Mr. Manion:

The following responds to the comments you provided on November 19, 2020 in connection with your review of the Annual Report to Shareholders for the fiscal year ended April 30, 2020 of Variant Alternative Income Fund (the “Fund”).

1.	Comment: Please ensure that future shareholder reports contain all of the disclosure required by ASC 820-10-50-2 regarding the narrative description of changes to Level 3 securities.

Response: Starting with the semi-annual report for the period ended October 31, 2020, the Fund’s shareholder reports will contain all of the disclosure required by ASC 820-10-50-2 regarding the narrative description of changes to Level 3 securities.

2.	Comment: The notes to the financial statements show a return of capital distribution during the tax year ended October 31, 2019. Please explain why the return of capital was not listed in the financial highlights or in the statement of changes in net assets and ensure that returns of capital will be included in the financial highlights and the statement of changes in net assets in future shareholder reports.

Response: The return of capital distributions noted in the notes to the annual report for the fiscal year ended October 31, 2019 were for the tax-year end of October 31, 2019 and were solely a tax return of capital. Starting with the semi-annual report for the period ended October 31, 2020, book returns of capital, if any, will be included in the financial highlights and the statement of changes in net assets.

The preceding comments and related responses have been provided by and discussed with management of the Fund. Thank you for your time and consideration.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2699 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Nancy P. O’Hara
Nancy P. O’Hara

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